

September 14, 2012

<u>Via E-mail</u>
Mr. John Johnson
Chief Executive Officer and President
Dendreon Corporation
1301 2nd Avenue, Suite 3200
Seattle, WA 98101

Re: Dendreon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-35546

Dear Mr. Johnson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>2. Significant Accounting Policies</u>
<u>Revenue Recognition, page 75</u>

1. While you state that you have no further obligations under the royalty sales agreement, you disclose in your Form 8-K submitted on December 9, 2011 that "the agreement contains standard representations and warranties, and also contains customary obligations and limitations of indemnification and with respect to third party claims, as well as those regarding intellectual property and concerning enforcement of patent rights" and "there are no other ongoing obligations required of the Company other than those already agreed to under the License Agreements." Please describe the terms and conditions under the agreement with CPPIB Credit Investments and under the "License Agreements" with respect to any obligations and continuing involvement. Please also provide us with an analysis of these obligations and continuing involvement

demonstrating why recognition of revenues associated with the sale of royalties upfront is appropriate under GAAP.

2. Please provide us an analysis supporting classification of amounts recognized for the sale of future royalty in a revenue line item within your consolidated statements of operations. In your response, clearly explain why you consider the sale of future royalty as part of your ongoing major or central operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant